

August 24, 2022

Steven Schoch
Chief Financial and Accounting Officer
23andMe Holding Co.
349 Oyster Point Boulevard
South San Francisco, California 94080

> **Re: 23andMe Holding Co.**
> **Form 10-K for Fiscal Year Ended March 31, 2022**
> **Form 10-K/A for Fiscal Year Ended March 31, 2022**
> **File No. 001-39587**

Dear Mr. Schoch:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences